UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Acquisition of Proplus Company Limited

On October 1, 2025, Grande Group Limited, a British Virgin Islands company (the “Company”), has entered into a Sale and Purchase Agreement (the “SPA”) with United One Global Limited, a limited liability company established under the law of Samoa (the “Seller”). Pursuant to the SPA, the Company agreed to acquire 100% of the equity interest in Proplus Company Limited (the “Target Company”) from the Seller, the then sole shareholder of the Target Company, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately US$10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited and Shenzhen Zhenjing Investment Consulting Co., Ltd., the Target Company principally engaged in the provision of executive training and corporate finance consulting services.

The parties expect to complete the acquisition within October 2025. Upon the completion of the acquisition of the Target Company, 100% of the equity interest in Target Company held by the Seller will be transferred from the Seller to the Company.

The foregoing is only a brief description of the material terms of the SPA and does not purport to be a complete description of the rights and obligations of the parties thereunder. For more details of the transaction, please refer to the SPA, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement Relating to the Entire Issued Share Capital of Proplus Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2025	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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